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Eva H. Davis To Call Writer Directly: (213) 680-8508 eva.davis@kirkland.com	(213) 680-8400 www.kirkland.com	Facsimile: (213) 680-8500

November 4, 2009

Via EDGAR Submission and Overnight Delivery

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:    Daniel Morris
             Tom Jones

  Re:
  GT Solar International, Inc.
  Registration Statement on Form S-3
   (SEC File No. 333-161300)

Ladies and Gentlemen:

        GT Solar International, Inc., a Delaware corporation (the "Company"), has today filed with the Securities and Exchange Commission, pursuant to the requirements of the Securities Act of 1933, as amended, and Regulation S-T thereunder, an Amendment No. 1 (the "Amendment") to its Registration Statement on Form S-3 (the "Registration Statement").

        On behalf of the Company, we are writing to respond to the comment contained in the letter dated October 22, 2009 from Daniel Morris of the Staff (the "Staff") of the Securities and Exchange Commission to Hoil Kim, Vice President, General Counsel and Secretary of the Company, with respect to the Registration Statement. The Amendment includes revised disclosure as proposed in our letter to the Staff dated October 8, 2009, as further revised in response to the Staff's comment. The Amendment also reflects revisions to the "Risk Factors" section of the prospectus to include risk factors solely by incorporation by reference to the risk factors in the Company's most recent annual report on Form 10-K and subsequent quarterly reports on Form 10-Q, and certain other revisions to the Registration Statement.

        The text of the Staff's comment has been included in this letter in italics for your convenience, and we have numbered the paragraph below to correspond to the number in the Staff's letter. The Company's response is as follows:

Chicago         Hong Kong         London         Munich         New York         Palo Alto         San Francisco         Washington, D.C.

Selling Stockholder, page 23

1.
Regarding your response to prior comment 1:

•
Revise the disclosure to state, if true, that in the ordinary course of business the Main Fund and the Cayman Fund formed the selling shareholder for the purpose of acquiring the shares being registered for sale on this registration statement.

•
Revise the disclosure to state, if true, that at the time of the acquisition, the Main Fund, the Cayman Fund and their respective affiliates did not have any agreements or understandings, directly or indirectly, with any person to distribute the securities.

Response:

        The Company has provided additional disclosure in response to the Staff's comment. Please see page 5 of the Amendment.

*    *    *    *    *

        We hope that the foregoing has been responsive to the Staff's comment. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (213) 680-8508.

Sincerely,
/s/ EVA H. DAVIS Eva H. Davis

cc: Mr. Hoil Kim, General Counsel, GT Solar International, Inc.